NEWS RELEASE

RepliCel Announces DermaPrecise Trademark for Dermal Injector Product Line

Trademark registrations kickoff pre-commercial planning

VANCOUVER, BC, CANADA – 28 October 2021 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, announced today the DermaPrecise trademark for its dermal injector product portfolio.

“The DermaPrecise Injector is an electronic injection system which will bring new levels of control over any injection into the dermal and subcutaneous layers for which precision of depth, dose and/or delivery matters, “ states dermatologist and clinical researcher Dr. Rolf Hoffmann who has been a clinical advisor on the injector’s development.

Immediate high-value medical applications being explored for the DermaPrecise Injector are for dermal and subcutaneous delivery of cell and gene therapies, antibody therapeutics, toxins, and certain medical dermatology applications.

Aesthetic applications for the DermaPrecise Injector will include the injection of enzymes for fat dissolution, platelet rich plasma (PRP) for skin and hair applications, fat transfers, and certain applications of toxins and dermal fillers where there is a need to minimize injection pain and/or ensure broad, even dispersion of product as broadly as possible.

“RepliCel is very proud of the DermaPrecise injection product line which promises not only a high-level of electronic precision with control over pre-fixed depths and dose but a cooling system to numb the skin’s sensitivity immediately prior to injection and, for those holding the injector, a simple push-button rather than a plunger,” stated the company’s President and CEO, R. Lee Buckler.

The DermaPrecise injection system is supplied with single-use cartridges and multi-needle heads for use with injectables of varying viscosity including highly viscose products such as some of the newer crosslinked hyaluranic acid-based dermal fillers and antibody therapeutics.

RepliCel initially developed the DermaPrecise injection system to ensure optimized, precise, and  consistent delivery of its cell-based regenerative medicine products in development to reverse hair loss due to androgenetic alopecia and to regenerate the extracellular matrix under aging skin. For the rapidly growing cell and gene therapy industry, injection-related shear force can threaten to burst cells during the delivery process thus obviating the product’s effectiveness. In the coming weeks, RepliCel intends publish data demonstrating the superiority of the DermaPrecise Injector, over traditional methodologies, for the delivery of cells into the skin and subcutaneous layer.

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About the DermaPrecise Injector Product Line

The DermaPrecise Injector Product Line is comprised of a desktop touchscreen control unit wired to a handheld electronic injector wand with a push-button trigger rather than a manual plunger. In addition to offering unparalleled electronic control and consistency of injection depth and dose, the injector includes a cooling element intended to cool the skin to minimize sensation prior to injection. The proprietary consumables include two different multi-needle heads, syringe cartridges, and liners.

RepliCel management and advisors have engaged key clinical opinion leaders on the identification of high-value market applications for the device including the injection of various substances into the dermal and subcutaneous layers. Such substances include toxins, dermal fillers, drugs, biologics, PRP, fat, and cells. Potential uses for the devices include injections to treat hair loss, hyperhidrosis, migraines, skin aging/damage, skin pigmentation, and wounds, as well as cosmetic procedures such as skin rejuvenation, aesthetic sculpting, and reduction of fine wrinkles.

Commercial, clinical-grade units of the consumables and injector are now in production and testing for the purpose of gathering all necessary data to complete the submission to regulatory agencies seeking marketing approval. Plans are actively underway to pursue regulatory approvals for market launch initially in the United States, Europe, Hong Kong, and Japan to be followed by other markets globally.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company Limited. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, DermaPrecise, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit www.replicel.com for additional information.

      Notable Facts:

•	RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents.

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RepliCel now has key strategic partners in the United States, China, and Japan each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

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For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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